Annual General Meeting
of 23 April 2008
Speech by Peter Kurer at the Annual General Meeting
of Shareholders of UBS AG in Basel on 23 April 2008
Check against delivery.
Dear Shareholders, Ladies and Gentlemen,
I stand here today asking you for your support in being elected a director of this Bank, and ultimately to be appointed by the Board as the next Chairman. This nomination by the Board has come under public scrutiny and has attracted disparate views, including the suggestion that I am not the ideal candidate for this role.
I am not here to defend the choice. I have been asked to take on this role by the Board, and I have accepted the challenge out of my sense of responsibility for the bank, its shareholders, clients, staff and the communities we work in. It is an honor for me to stand in front of you today, but I do so fully aware of the magnitude of the tasks ahead of us, of the work that is required to bring UBS back to the premier ranks of banking, a position which it has occupied sustainably for many years.
These are unprecedented times.
The sub-prime crisis originating from the United States has caught many of the global financial institutions off guard and on the wrong foot. UBS is among the banks that have been hit, and hit the hardest in this. We find no comfort on knowing that there are others in the same predicament. There is not a single doubt in the mind of our Board of Directors and of our Group Executive Board that change, fundamental change, is required in the way we look at risk and the implications this has on the scope of activities in which we want this Bank to be engaged. It has also become absolutely clear that the governance process that has successfully guided UBS in the last few years needs to be adapted to reflect this new order of things.
The Board and I know that we have to turn the page.
Over the last few months, the Board has been actively discussing all these issues, and in the last three weeks I have joined these deliberations with a view to set some clear guidelines on the appropriate Corporate Governance that will guide this Bank in the future.
We are of the view that we require three broad lines of interventions.

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The first is a clear demarcation of the roles and responsibilities of the Board of Directors on the one hand, and the executive ranks on the other. The Chief Executive and his Group Executive Board shall have full responsibility and accountability for the operation of the Bank. The Board of Directors, in its entirety, shall be actively engaged on strategy setting, business monitoring and supervision, especially as it relates to risk.
The second is a reorganization of the Board of Directors Committee structure to ensure that we can properly fulfill the Board mandate while leveraging the knowledge, experience and capability which sits with the current Board membership.
This intervention will entail a number of changes in the functioning of the Board of Directors.
First of all we will abolish the Chairman’s Office, with all of its authorities being allocated to a number of Committees, all of which have a majority of independent directors. I will continue to be flanked by two Vice-Chairmen. Stephan Haeringer, in a fulltime function, will act as my deputy and will be a strong support in all my activities. Sergio Marchionne will act as lead independent director.
Secondly, we will create a Risk Committee that will systematically and consistently review the portfolios of the Bank. It will also ensure that appropriate processes are followed, including the review through audits in the risk control area. The Risk Committee shall approve transactions only exceptionally. This represents a major shift away from the present approach, and will of necessity require an overhaul of the risk control governance on an operational level, a process that has already been initiated by the CEO and the Group Executive Board. This redesign will be carefully reviewed by the Board to ensure that we have no lapse in coverage, and that the overall risk function in the Bank is continuously strengthened to meet the demands of our business model.
David Sidwell, who is being proposed today for election as a director, is a proven banker and finance expert, and he will chair the Risk Committee, assisted by Stephan Haeringer and Helmut Panke. They will, with an appropriate sense of urgency, endeavor to update our skills in modern risk control and management systems.
We will also expand the role of the current Nominating Committee to cover Governance, with the objective of ensure that the Bank adopts best practices in the way it is organized and power, authority and accountability is distributed. It will continue to be responsible for proposing nominations to the Board of Directors, and will take the lead in the evaluation of the effectiveness of Board members, inclusive of the Chairman and his Vice-Chairmen. The Committee will be chaired by Gabrielle Kaufmann-Kohler, assisted by Ernesto Bertarelli, Sergio Marchionne and Joerg Wolle.
Furthermore, we will establish a Human Resources and Compensation Committee, which will, in addition to taking over the functions of the current Compensation Committee, actively evaluate the depth of talent inside the Bank and encourage the hiring of external candidates to continuously improve the strength of the management team, while guaranteeing in house succession options. In addition, this Committee will set compensation levels for the members of the Board of Directors and review and

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approve recommendations regarding the compensation of the members of the Group Executive Board, and review and monitor the incentive systems throughout the Group to ensure alignment with our values, our guiding principles and our long-term orientation. The Committee will be chaired by Joerg Wolle, and will include Rolf Mayer and Helmut Panke.
The Audit Committee will continue to function under its current charter, under the new leadership of Peter Voser, with the assistance of Larry Weinbach and Rolf Meyer.
The third line of intervention that the Board of Directors and I believe is necessary is a thorough evaluation of the Bank’s current strategic stance and of the scope and nature of our activities, including and especially the shape and form of our investment bank and a clear delineation of the appropriate level of risk appetite for our institution. Many a suggestion has come our way on what should be in and out of our scope of activities, significant and relevant questions have been asked about the value of the one bank integrated model. While we confirm our commitment to a slimmed down version of the one bank model, we are of the firm view that the capital allocation model should be much more rigorous and properly recognize the appropriate levels of risk and reward, and should be totally consistent with the objective of maintaining and augmenting our position as the world’s largest wealth manager, which is ultimately our core franchise. We support all the actions which have been initiated by management in these areas thus far and will impose further conditions on our businesses if, as a consequence of our strategic review, we deem it as necessary.
In order to adequately deal with this objective, I will lead a group of external directors, which include Ernesto Bertarelli, Sergio Marchionne and Peter Voser, through a process of analysis and evaluation that will provide the framework for an in-depth discussion by the whole Board of Directors in late summer. The Board will obviously rely on Marcel Rohner and the Group Executive Board for expertise and views but will also be assisted by external competencies. We aim to provide a durable and solid strategic framework that will guide the development of the Bank in the next few years.
These changes are part of a broader resetting of the agenda for the Board of Directors, which aims to strengthen the governance of the Bank. To this end, we will increase the level of financial and banking experience on the Board by the addition of new members as vacancies crystallize over the next few months.
It is also, obviously clear that we will action all remedial measures which will come to light from the completion of the EBK investigation on the sub-prime crisis. But we need to go further, and do everything we can to support Marcel Rohner and his team in their mission to solidify and expand the revenue basis of the Bank, to improve its efficiency and restore its profitability quickly. All this has to be approached with a conservative stance in risk matters and with prudent use of our capital. In this vein, we shall define, together with the Group Executive Board, the appropriate key performance and financial indicators that will allow the Board of Directors to monitor progress.

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In approaching my new role, I have been able to share and agree with the Board of Directors five fundamental principles that should form the cornerstones of our engagement in managing and developing UBS.
First, the protection and further development of our unique asset gathering businesses, meaning our Wealth and Asset Management franchise, and of our UBS brand. We will have to work hard to restore our reputation and regain the confidence of our clients, our investors, our staff and our regulators.
Second, putting the clients at the center of all we do, with a clear determination to reinforce our client interfaces and be in a permanent, open and constructive dialogue with all of our clients.
Third, the reinforcement of a culture that is rooted in our home country values, such as unequalled quality, prudence and discretion, as well as dedication and accountability.
Fourth, a risk culture that is commensurate with the requirements of our core business which is Wealth Management.
Lastly, to regain our position as one of the most respected financial institutions in the world, admired for its steadfastness, its long-term orientation and a consistent top tier performance and an appropriate return and value creation for its shareholders.
My personal objectives in this process will be in assuring a smooth operation of the Board of Directors and its Committees, enabling an efficient and productive exchange between the Board of Directors and the Group Executive Board, and a active representation of the company with all our external stakeholders, our shareholders, our clients, our regulators, our staff and the representatives of the Government. I commit myself to take a very active role in all of this.
I fully understand the anger and frustration that arise in times like these. But notwithstanding all that has happened, I can confirm that, although tarnished, our reputation has not been permanently impaired, and that we continue to have an outstanding franchise, a solid foundation and many other things that we can and must be proud of: our brand, our global reach, our outstanding people, our loyal and trusting clients and the quality of our investors.
I very much appreciate your support. You stood by us in good times and in difficult times. The Board and I are convinced that, with your continued support, we can learn from recent events and jointly lead the bank into a new era.
I take comfort in approaching my new role in the words of Pestalozzi:
In distress, determination is half way to salvation.
Thank you for your support.

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